3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. § 200.83

The entity requesting confidential treatment pursuant to 17 CFR 200.83 is:

TELA Bio, Inc.

1 Great Valley Parkway, Suite 24

Malvern, Pennsylvania 19355

Attention: Antony Koblish, President and Chief Executive Officer

Telephone: (484) 320-2930

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

October 25, 2019

VIA EDGAR AND OVERNIGHT MAIL

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Tara Harkins, Lynn Dicker, Thomas Jones and Geoff Kruczek

Re:                             TELA Bio, Inc.

Registration Statement on Form S-1

File No. 333-234217

Filed October 15, 2019

Ladies and Gentlemen:

On behalf of our client, TELA Bio, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, originally submitted on a confidential basis by the Company to the Commission on August 16, 2019, and as revised and filed on October 15, 2019 (the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh	Detroit
Berwyn	Harrisburg	Orange County	Princeton	Rochester	Silicon Valley	Wilmington

www.pepperlaw.com

EDGAR and for which the Company is requesting confidential treatment.

The purpose of this letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated September 12, 2019 and to notify the Staff that the price range for the Company’s initial public offering (“IPO”) included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share (the “Preliminary Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus will be, and takes into account a reverse stock split of the Company’s common stock of [***]-for-[***] that will become effective prior to the Commission’s declaration of the effectiveness of the Registration Statement (the “Reverse Split”). The Company also notes that the actual price range included in the preliminary prospectus for the IPO (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range. There is a possibility that the Bona Fide Price Range may fall outside of the Preliminary Price Range. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters of the proposed IPO, including discussions that took place during October 2019 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Jefferies LLC and Piper Jaffray & Co., as representatives of the underwriters of the IPO.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s IPO public marketing process. Though the Company does not currently anticipate this happening, such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. If that were to occur, we would inform the Staff immediately of that occurrence.  In any event, the Company confirms to the Staff that the Bona Fide Price Range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

The Company notes that, as is typical in IPOs, the Preliminary Price Range of the Company’s common stock was not derived using a formal determination of fair value of the Company’s common stock. For example, the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Among the factors considered in determining this Preliminary Price Range were the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s historical performance, the Company’s financial condition and prospects, estimates of the Company’s business potential and earnings prospects for the Company and the industry in which it operates, the recent performance of IPOs of companies in the medical device industry and other business developments impacting the Company.

Recent Stock Option Grants

The following table summarizes the number of stock options granted, as well as the Board’s determination of the estimated fair value of common stock, since January 1, 2019. Share numbers, as well as all option exercise prices and estimated fair values of common stock, have been adjusted to reflect the Reverse Split.

[***]

Common Stock Valuation Methodologies

On each grant date, the fair values of the shares of common stock underlying the Company’s stock options were estimated by the Board, based on information known to the Company at the date of grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments.

The Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each grant, including the following factors:

•                  valuations of the Company’s common stock prepared by an independent third-party valuation firm;

•                  the prices at which the Company sold shares of its preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•                  the progress of the Company’s commercialization efforts;

•                  the progress of the Company’s research and development programs, including the status and results of preclinical and post-market studies for the Company’s product candidates;

•                  the stage of development and business strategy of the Company;

•                  the external market conditions affecting the medical device industry and trends within the medical device industry;

•                  the financial position, including cash on hand, and historical and forecasted performance and operating results of the Company;

•                  the lack of an active public market for the Company’s common stock and preferred stock;

•                  the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company in light of prevailing market conditions; and

•                  the analysis of IPOs and the market performance of similar companies in the medical device industry.

In order to estimate the fair value of common stock used to price its option grants since January 1, 2019, the Company and its Board considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an independent third-party valuation firm.  These third-party valuations were performed in accordance with guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

Winter 2019 Grants

The Company advises the Staff that the Board determined the fair value of the underlying shares of common stock for option awards granted on January 15, 2019 and February 4, 2019 (collectively, the “Winter 2019 Grants”) was $[***] per share. At the time of the Winter 2019 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party valuation firm (the “December Valuation Report”), which concluded that, as of December 31, 2018, the fair value of shares of the Company’s common stock was $[***] per share.  The exercise price of $[***] was selected by the Company’s Board and the compensation committee of the Board to incentivize the management team to create additional value in the Company and its common stock as a result.

The valuation as of December 31, 2018 in the December Valuation Report was determined on an enterprise equity value using a combination of income and market approaches.  The income approach was derived from a discounted cash flow method (“DCF Method”) based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a weighted average cost of capital (“WACC”) of 21% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The DCF Method determined an enterprise equity value indication of approximately $[***] million.  The valuation also considered the market approach using the prior transaction method.  Using the prior transaction method, the Company used the reverse solve method of the option-pricing model (“OPM”) using the Series B financing transaction to derive the Company’s implied equity value.  The application of the prior transaction method under the market approach determined an implied equity value of approximately $[***] million.  The results of the income approach and prior transaction method were weighted 75% and 25% respectively, resulting in a final enterprise equity value of $[***] million.  However, for purposes of the OPM analysis described below, the Company used an equity value of $[***] million, which represents the final enterprise equity value of $[***] million and the proceeds received from the Company’s Series B financing transaction of $[***] million.

The OPM was then used to estimate the fair value of the common stock.  The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).  The OPM indicated the value of the Company’s common stock to be $[***] per share as of December 31, 2018.

May 2019 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on May 14, 2019, May 20, 2019 and May 31, 2019 (collectively, the “May 2019 Grants”) was $[***] per share. For the period from the December Valuation Report to June 30, 2019, the Board initially determined there were no internal or external developments since the December 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock. The Board considered the analysis set forth in the December Valuation Report, but it chose to set an exercise price of $[***], a price per share which was higher than the fair value set forth in the December Valuation Report. The exercise price of $[***] was selected by the Company’s Board and the compensation committee of the Board to incentivize the management team to create additional value in the Company and its common stock as a result.

Subsequent to the issuance of the May 2019 Grants the Company received an updated valuation report from its third-party independent valuation firm (the “June Valuation Report”), which concluded that, as of June 30, 2019, the fair value of shares of the Company’s common stock was $[***] per share, which is $[***] per share higher than the exercise price for the May 2019 Grants. The Board reassessed the fair value of the May 2019 Grants in light of the June Valuation Report.  As a result of the increase valuation of the underlying shares of common stock granted in May 2019, the Company determined the grant-date fair value of the May 2019 Grants using a fair value of $[***] per share.

The valuation as of June 30, 2019 in the June Valuation Report was determined on an enterprise equity value using the income method.  The income approach was derived from a DCF Method based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a WACC of 20% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The DCF Method determined an enterprise equity value indication of approximately $[***] million.  Given the progress made towards completing an IPO, the probability-weighted expected return method (“PWERM”) in combination with the OPM as a hybrid method (“Hybrid Method”) was utilized to value the common stock of the Company.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

The Hybrid Method was weighted assuming three scenarios:  (1) a successful IPO as of November 30, 2019 with a 50% probability; (2) a merger and acquisition exit of the Company as of December 31, 2019 or March 31, 2020 with a 20% probability; and (3) the Company staying private through March 31, 2020 with a 30% probability.

The PWERM section of the Hybrid Method considered three future-event scenarios:  (1) a successful IPO by November 30, 2019 with an implied equity value of $[***] million, (2) a merger and acquisition exit of the Company by December 31, 2019 with an implied equity value of $[***] million and (3) a merger and acquisition exit of the Company by March 31, 2020, with an implied equity value of $[***] million.  The OPM section of the Hybrid Method considered a scenario where the Company would stay private.  For purposes of the OPM analysis, the Company used an enterprise equity value of approximately $[***] million, which represents the final enterprise equity value of $[***] million described above and the proceeds received from an additional Series B financing transaction of $[***] million.  A discount rate of 40.0%, based on the cost of equity, was used to calculate the present value of the future values per share derived in the PWERM section scenarios. The OPM section scenario derived a per share value that was as of the valuation date, therefore, no additional discounting was needed.  The common stock values under the PWERM scenarios and OPM were then discounted by their respective DLOMs, considering the various timing to liquidity for each scenario, and then weighted in order to arrive at the concluded fair value of the common stock.

Using the Hybrid Method, the fair value of the Company’s common stock was estimated to be $[***] per share as of June 30, 2019. The primary reason for the increase in the concluded fair value per share of $[***] in the June 30, 2019 valuation, as compared to the estimated fair value per share of $[***] in the December 31, 2018 valuation, was attributable in part to (i) revenue growth, (ii) commercial launch of its new product OviTex PRS, (iii) launch of new sizes and extensions of OviTex, (iv) positive post-market clinical data related to OviTex, (v) continued market penetration and (vi) the Company’s progress towards a potential IPO, as reflected by an increased weighting on and reduced time to an IPO scenario.

Summary of August 2019 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on August 13, 2019 (the “August 2019 Grants”) was $[***] per share. At the time of the August 2019 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the June Valuation Report, which concluded that, as of June 30, 2019, the fair value of shares of the Company’s common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since June 30, 2019, or in the assumptions upon which the June Valuation Report was based, that had affected the fair value of its shares of common stock.

Comparison of Most Recent Valuation and the Preliminary Price Range

The Company advises the Staff that it has not granted any additional options below the IPO price subsequent to those on granted on August 13, 2019 (the “Most Recent Grant Date”). The Company believes the difference between the fair value of its common stock as the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

•                  Better Market Conditions. The Preliminary Price Range also took into account performance and valuations of companies in July, August and September 2019 that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of one successful initial public offering of in the medical device industry that the lead underwriters felt may potentially be viewed by investors as comparable.

•                  Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The June 2019 Valuation Report reflected the illiquidity of the Company’s common stock on June 30, 2019 and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range reflects a discount of approximately [***]%. In contrast, and given the probability of the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•                  Conversion of Preferred Stock. The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock.  Furthermore, holders of outstanding preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of preferred stock also have anti-dilution protection under certain circumstances and special voting rights, including voting rights to elect directors of the Board and the ability to approve certain significant corporate events. The Preliminary Price Range assumes the automatic conversion of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

•                  Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a “currency” to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the Preliminary Price Range.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock used to determine the grant-date fair value of its option grants since January 1, 2019 complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the Practice Aid, and the Internal Revenue Code of 1986, as amended.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*********************

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (215) 981-4331 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:                                Via E-mail

Antony Koblish, Chief Executive Officer, TELA Bio, Inc.

Nora Brennan, Chief Financial Officer, TELA Bio, Inc.

Jennifer Porter, Pepper Hamilton, LLP

Marc D. Jaffe, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP